

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ADVISORSHARES TRUST, under the Exchange Act of 1934:

- AdvisorShares Q Portfolio Blended Allocation ETF

- AdvisorShares Q Dynamic Growth ETF

Sincerely,



An Intercontinental Exchange Company